SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
________________

SILICOM LTD.

 (Translation of Registrant's name into English)
________________

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel

(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On May 2, 2022, Silicom Ltd. (the “Registrant”) filed a Current Report on Form 6-K announcing that it will hold an annual general meeting of shareholders on June 7, 2022 at 14:00 (Israel time) at the Registrant’s offices at 14 Atir Yeda Street, Kfar Sava 4464323, Israel and attached a Notice and Proxy Statement and Proxy Card.

This Amendment No. 1 on Form 6-K/A is furnishing an amended Notice and Proxy Statement and Proxy Card solely to add Annexes A and B which were inadvertently omitted from the Notice and Proxy Statement and Proxy Card.  Attached is the Notice and Proxy Statement and Proxy Card that will be sent to the shareholders reflecting this change.   No other changes have been made to the Notice and Proxy Statement and Proxy Card.

Exhibit Index:

Exhibit 1: Notice of Annual General Meeting.
Exhibit 2: Proxy Statement.
Exhibit 3: Proxy Card.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd. (Registrant) /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  May 12, 2022